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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D Amendment No. 1

Under the Securities Exchange Act of 1934


Chateau Properties, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

161739107
(CUSIP Number)

Mitchell Tanzman, Oppenheimer & Co., Inc.
200 Liberty Street, New York, New York 10281 (212) 667-6607(Name,
Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         October 4, 1996
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13 G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Check the following box if a fee is being paid with the statement []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) ; has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The Remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 6  Pages
PAGE
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______________________________________________________________
                       13D

CUSIP NO. 161739107                     PAGE 2 OF 6  PAGES
______________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OPPENHEIMER & CO, INC. I.R.S. NO. 13-2798343
______________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)
                                                      (b)  X
______________________________________________________________
3    SEC USE ONLY
______________________________________________________________
4    SOURSE OF FUNDS
     WC; OO (See Item 3)
______________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(c) OR 2(e)                        X
____________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
______________________________________________________________
NUMBER OF      7   SOLE VOTING POWER

SHARE              425,000
               _______________________________________________
BENEFICIALLY   8   SHARED VOTING POWER

OWNED BY           0
               _______________________________________________
EACH           9   SOLE DISPOSITIVE POWER

REPORTING          425,000
               _______________________________________________
PERSON         10  SHARED DISPOSITIVE POWER

WITH               0
______________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                   425,000
______________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
______________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    6.97%
______________________________________________________________
12   TYPE OF REPORTING PERSON
     BD, CO
______________________________________________________________
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                                                 Page 3 of 6


SCHEDULE 13D Amendment No.1


THIS AMENDMENT NO. 1 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED WITH THE COMMISSION ON SEPTEMBER 13, 1996 ON BEHALF OF OPPENHEIMER & CO., INC. THE TEXT OF ITEMS 4 AND 7 OF SAID SCHEDULE 13D IS AMENDED AS INDICATED HEREIN. ALL DEFINED TERMS USED HEREIN WITHOUT DEFINITION SHALL HAVE THE SAME MEANING AS SET FORTH IN SAID SCHEDULE 13D DATED SEPTEMBER 13, 1996.

Item 4:   Purpose of Transaction

          The information set forth below supplements the information previously set forth in Item 4.

          On October 4, 1996, Oppenheimer sent a letter to Mr. Richard Grasso, the Chairman of the New York Stock Exchange. Such letter is incorporated by reference in its entirety in this Item 4.

Item 7 :  Material to be filed as Exhibits

          a-d -- Incorporated by reference to the Schedule 13D originally filed with the Commission on September 13, 1996 - Exhibits 1-4.

          e. -- Letter to Mr. Richard Grasso, Chairman of the New York Stock Exchange, dated October 4, 1996 - Exhibit 5.




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                                            Page 4  of 6

                        Exhibit 5

               Letterhead of Oppenheimer & Co. Inc.

                                            October 4, 1996

Mr. Richard Grasso
Chairman
New York Stock Exchange
11 Wall Street
6th Floor
New York, New York 10005

Dear Mr. Grasso,

     Nate Gantcher is presently in Europe and at his request I am sending you this letter. If he were here, he would have signed it.

    Oppenheimer & Co., Inc. on behalf of itself and several accounts which we manage, owns substantial positions in two New York Stock Exchange Companies, Chateau Properties, Inc. and ROC Communities, Inc. We currently own just under seven percent of Chateau Properties and less than five percent of ROC Communities. We believe that actions that the companies have recently approved, if implemented, may violate New York Stock Exchange listing requirements and cause the surviving company's stock to be delisted by the Exchange. We respectfully request that the Exchange review these actions and determine whether they will result in the delisting of the company's stock. Communication of your decision at this time will enable the companys' managements, boards of directors, and most importantly, shareholders to modify their actions before the delisting becomes a fait accompli.

     Permit us to summarize the events to date to aid your investigation. On July 17, 1996, Chateau Properties, Inc. and ROC Communities, Inc. agreed to merge. The original merger agreement called for approval by two-thirds of the 6.1 million outstanding common shares of Chateau and a two-thirds vote of ROC shareholders. On August 19th, Manufactured Home Communities announced an offer to merge with Chateau for $26 in cash or
1.15 Manufactured Home shares. Manufactured Homes followed its offer with a cash tender for Chateau's shares on September 4th. Sun Communities, Inc. also proposed to acquire Chateau and indicated a willingness to offer higher value for Chateau shares in a negotiated transaction.
     The boards of Chateau and ROC responded to these offers not by negotiating with the two interested suitors, but instead by renegotiating the original merger transaction in such a way as to completely nullify the effective voting power of existing shareholders. Besides lowering the required Chateau vote from two-thirds to fifty percent, the renegotiated transaction contains four devices which are designed to enable Chateau and ROC insiders and managements to unilaterally "stuff the ballot" and ensure a favorable outcome to the vote on the merger even if all of the existing unaffiliated shareholders of Chateau vote against the transaction.

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                                                 Page 5 of 6


     First, the new Chateau/ROC merger agreement allows Chateau to repurchase up to 1.45 million shares, using $35 million in corporate funds not to further the business of the company, but for the sole purpose of shrinking the outstanding float and thus increasing the insider's percentage ownership. Second, Chateau plans to issue new stock to insiders who support the merger, which under NYSE rules should require a shareholder vote. Third, the merger agreement allows OP Unit holders, which would not have a vote unless they converted to common Chateau shares(an event that would trigger tax liability on the part of the Unit holder) to convert to shares without triggering the tax liability. Fourth, ROC plans on purchasing up to 350,000 Chateau shares in the market. Chateau plans to use some unknown combination of these four maneuvers to place enough stock with supportive insiders that the outcome of the vote will be assured.

     Taken as a whole, the proposed scheme appears to violate Exchange guidelines. As independent shareholders we are concerned that the company's stock will be delisted due to the egregious and unilateral efforts on the part of Chateau and ROC insiders to disenfranchise existing shareholders through these unfair and manipulative tactics.

      Please contact us with any questions you may have concerning this matter or for any assistance we may be able to provide in aiding your investigation.


                                            Very truly yours,




                                            Eric Rosenfeld



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                             Page 6 of 6 pages



Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:October 4, 1996

                                       /s/Mitchell A. Tanzman
                                       Mitchell Tanzman
                                       Managing Director